UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

(Mark One):

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 001-14097

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sauer-Danfoss Inc.

2800 E. 13th Street

Ames, Iowa  50010

REQUIRED INFORMATION

The following plan financial statements, schedules, and reports have been prepared in accordance with the financial reporting requirements of ERISA.

1.             Financial Statements:

Report of Independent Registered Public Accounting Firm, LWBJ, LLP

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2009 and 2008

Notes to Financial Statements

Supplemental Schedules:

Schedule H Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009

2.             Exhibit:

23            Consent of LWBJ, LLP, Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 28, 2010	SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

	By:	Sauer-Danfoss (US) Company,
Plan Administrator

	By:	/s/ Kenneth D. McCuskey
Kenneth D. McCuskey, Vice President

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Financial Statements

and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm)

SAUER-DANFOSS EMPLOYEES’

SAVINGS PLAN

Financial Statements

and Supplemental Schedule

December 31, 2009

Report of Independent Registered Public Accounting Firm

Employee Benefit Committee

Sauer-Danfoss Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Sauer-Danfoss Employees’ Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sauer-Danfoss Employees’ Savings Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ LWBJ, LLP

West Des Moines, Iowa

June 28, 2010

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets
Investments, at fair value	$99,329,245	$84,382,605
Employer contributions receivable	68,224	89,140
Total assets, at fair value	99,397,469	84,471,745

Liabilities
Excess contribution payable	166,227	44,205
Net assets available for benefits, at fair value	99,231,242	84,427,540
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(427,189)	1,235,936
Net assets available for benefits, at contract value	$98,804,053	$85,663,476

See accompanying notes.

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2009 and 2008

	2009	2008
Additions
Contributions:
Employees	$5,622,277	$7,492,221
Employer	2,380,247	3,089,911
Rollovers	229,427	285,981
Investment income	1,929,079	3,347,187
Other income	16,590	25,157
Net realized and unrealized gains on Plan investments	17,286,876	—
Total additions	27,464,496	14,240,457

Deductions
Net realized and unrealized losses on Plan investments	—	34,104,654
Benefits paid	14,179,898	6,860,915
Fees	115,509	189,279
Premiums	28,512	26,503
Total deductions	14,323,919	41,181,351
Net increase (decrease) in net assets available for benefits	13,140,577	(26,940,894)

Net assets available for benefits:
Beginning of year	85,663,476	112,604,370
End of year	$98,804,053	$85,663,476

See accompanying notes.

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements

December 31, 2009

1.     Description of the Plan

The following description of the Sauer-Danfoss Employees’ Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan’s agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which generally covers persons regularly employed by Sauer-Danfoss (US) Company and its affiliates (collectively, the “Company”) in the United States.

Excluded from coverage are persons covered by a collective bargaining agreement between employee representatives and the Company where retirement benefits were a subject of the good faith bargaining between the parties.

Administration

The Plan is administered by the Employee Benefit Committee of the Company (the “Plan Administrator”).

Trustee

Bank of America, NA (“Trustee”) was designated as Trustee of the Plan in 2009.  Merrill Lynch Bank & Trust Co., FSB was the Trustee of the Plan in 2008.

Contributions

The Plan is funded primarily by employee contributions.  Participating employees may contribute a percentage of their eligible compensation ranging from 1% to 100%.  Annual contributions may not exceed $16,500 and $15,500 in 2009 and 2008, respectively, as indexed by the Internal Revenue Service (the “IRS”).  The Plan also places certain restrictions on contributions from those employees defined as highly compensated.

Participating employees are generally entitled to receive employer contributions into the Plan on their behalf.  Employees that continue to accrue a benefit under the final average pay formula in the Sauer-Danfoss Employees’ Retirement Plan, a separate defined benefit pension plan maintained by the Company, are ineligible to receive employer contributions into the Plan.

For employees receiving such contributions, the employer contributions consist of two components:

SAUER-DANFOSS EMPLOYEES' SAVINGS PLAN

Notes to Financial Statements (continued)

1.     Description of the Plan (continued)

Contributions (continued)

•                  A base contribution equal to 2% of the employee’s eligible compensation and

•                  A matching contribution equal to 50% of the employee’s contribution, subject to a maximum matching contribution of 2% of eligible compensation.

Participant Accounts

Participants have the option to invest contributions in the following funds or collective trusts:

•                  INVESCO Stable Value Trust

•                  Merrill Lynch Equity Index Trust XII

•                  Allianz NFJ Small Cap Value Fund — Institutional Class

•                  Thornburg International Value Fund — Class R5

•                  Wells Fargo Small Cap Value (NLD) Fund — Investor Class

•                  PIMCO Total Return Fund — Administrative Class

•                  Lord Abbett Mid Cap Value Fund — Class A

•                  American Growth Fund of America — Class R4

•                  Eaton Vance Large Cap Value Fund — Class I

•                  Managers Times Square Mid Cap Growth Fund — Institutional Class

•                  Dreyfus Bond Market Index Fund — Class N

•                  Northern Trust Global Investments (NTGI) — QM Collective All Country World ex-US Equity Index Fund — Tier M

•                  Merrill Lynch Extended Market Index Fund — Tier V

•                  Schwab Indexed Retirement Trust Target Date Funds 2010

•                  Schwab Indexed Retirement Trust Target Date Funds 2015

•                  Schwab Indexed Retirement Trust Target Date Funds 2020

•                  Schwab Indexed Retirement Trust Target Date Funds 2025

•                  Schwab Indexed Retirement Trust Target Date Funds 2030

•                  Schwab Indexed Retirement Trust Target Date Funds 2035

•                  Schwab Indexed Retirement Trust Target Date Funds 2040

•                  Schwab Indexed Retirement Trust Target Date Funds 2045

•                  Schwab Indexed Retirement Trust Target Date Funds 2050

The following funds were removed from the Plan’s investment lineup, effective November 16, 2009:

•                  Fidelity Equity Income Fund

•                  American Balanced Fund — Class R4

•                  Fidelity Advisor Mid Cap Fund — Class T

Participants can also invest in the Sauer-Danfoss Inc. Stock Fund, which invests in the common stock of Sauer-Danfoss Inc., the Company’s parent.

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements (continued)

1.     Description of the Plan (continued)

Participant Accounts (continued)

Participant accounts are credited for contributions and allocations of Plan earnings or losses.  Plan earnings or losses are allocated to participants based upon their relative percentages of each fund’s investment account balance.

In addition, prior to August 30, 1998, participants were able to elect to invest in a life insurance fund which purchased coverage for the participant and/or their families.  Life insurance policies purchased prior to August 30, 1998 continue to be maintained under the Plan, but new investments in the life insurance fund are no longer permitted.  Assets invested in participant life insurance coverage are generally excluded from Plan assets in the attached financial statements.  Balances included in the life insurance fund represent unremitted employee withholdings from participants.  They do not represent assets available for benefits but rather premiums, which are subsequently remitted to the life insurance provider.

Participants may also elect to borrow up to amounts defined in the Plan.  Participant loans amounting to $2,763,965 and $3,505,905 at December 31, 2009 and 2008, respectively, are included in investments.  The interest rates on participant loans are fixed as of the date the loans are taken out at the current prime borrowing rate plus 150 basis points (1.5%).

Vesting

Participants are immediately vested in their own voluntary contributions and earnings thereon.

The interests of participants in the employer contributions and earnings thereon vest as follows:

•                  Upon termination of employment at or after age sixty-five - 100%

•                  Upon death or disability - 100%

•                  Upon any other termination of employment, the following vesting schedule is applicable:

Years of Service	Vesting Percentage

Less than 3	0%
3 or more	100%

Payment of Benefits

While still employed, a participant may, for certain documented hardship reasons, make a withdrawal from his or her Participant’s Contribution Account at any time.  While still employed, a participant may also withdraw all or any portion of his or her vested Plan benefit upon attaining age 59 1/2 or becoming disabled.

On termination of service for any reason other than death, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual, or annual installments over a fixed period of time that is not less than two years and not more than the joint life expectancy of the participant and his or her beneficiary.  On termination of service by reason of death, the participant’s beneficiary(ies) may elect to receive an amount equal to the value of the

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements (continued)

1.     Description of the Plan (continued)

Payment of Benefits (continued)

participant’s vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual, or annual installments over a fixed period of time that is not less than two years and not more than five years.

Distributions are generally payable in cash.  A participant may elect to receive amounts distributed from the Sauer-Danfoss Inc. Stock Fund in whole shares, with any fractional shares paid in cash.

Plan Expenses

Administrative expenses of the Plan are paid by the Company, except for mutual fund investment fees, collective trust investment fees and commissions with respect to activity in the Sauer-Danfoss Inc. Stock Fund, which are paid for by the Plan.  A portion of the mutual fund and collective trust investment fees are used to cover recordkeeping service fees which would otherwise be chargeable to the Plan.

Forfeitures

Forfeited nonvested accounts will be used to reduce future employer contributions. Employer contributions were reduced by $0 and $82,946 from forfeited nonvested accounts in 2009 and 2008, respectively.

2.     Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis and present the net assets available for benefits and changes in those net assets.  The Plan’s assets consist of the assets of the Sauer-Danfoss Employees’ Savings Plan Trust (the “Trust”).

The Plan Administrator has made certain estimates and assumptions relating to the reporting of assets, and changes thereto, in preparing these financial statements in conformity with U.S. generally accepted accounting principles.  Actual results could differ from these estimates.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 962, Plan Accounting — Defined Contribution Pension Plans, the statement of net assets available for benefits presents the fair value of the Plan’s investments, as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive contracts.

Fully benefit-responsive investment contracts held by a defined contribution plan are required by ASC Topic 962 to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts.  Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through participation in the INVESCO Stable Value Trust, a collective trust fund.  As required by ASC Topic 962, investments in the accompanying statements of net assets available for benefits presents the fair value of the INVESCO Stable Value Trust, as well as the adjustment of the portion of the INVESCO Stable Value Trust related to fully benefit-responsive investment contracts from fair value to contract value.

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements (continued)

2.     Summary of Significant Accounting Policies (continued)

Valuation of Investments

Investments are valued at quoted market prices, if available.  Investments not having an established market are valued at fair value as determined by the Trustee using the net asset value per share as permitted under an ASC update adopted by the Plan for the year ended December 31, 2009.  The investments in the fully benefit-responsive investment contracts are stated at contract value which is equal to principal balance plus accrued interest.

Investments in participant loans are carried at their unpaid balance.

Purchases and sales of securities are recorded on a trade-date basis.  Realized gains and losses from security transactions are reported on the average-cost method.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Federal Income Taxes

The IRS has determined and informed the Company, by a letter dated February 22, 2001, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”).  Continued qualification of the Plan will depend on the operation of the Plan in compliance with the IRC. The Plan Administrator believes the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

3.     Fair Value Measurements

In September 2006, the FASB issued ASC Topic 820, Fair Value Measurements and Disclosures. ASC Topic 820 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. The Plan adopted the provisions of ASC Topic 820 as of January 1, 2008 for all financial assets and liabilities. Although the adoption of ASC Topic 820 did not materially impact its net assets available for benefits or changes in net assets available for benefits, the Plan is now required to provide additional disclosures as part of its financial statements.

ASC Topic 820 establishes a three-tier fair value hierarchy, which categorizes the inputs used in measuring fair value. These categories include (in descending order of priority): Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements (continued)

3.     Fair Value Measurements (continued)

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

•                  Common/Collective Trusts: These investments are public investment securities valued at net asset value. The inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally or corroborated by observable market data.  Common/collective trusts are classified as Level 2 because their value is based on other significant inputs.

•                  Mutual Funds:  Valued based on quoted prices of identical assets in active markets and classified as Level 1.

•                  Life Insurance Fund: Valued at the amount of life insurance premiums held by the Plan unremitted to the insurance company on behalf of the participant, at year-end.  The life insurance fund is classified as Level 1 because it is cash.

•                  Sauer-Danfoss Inc. Stock Fund: Valued based on quoted prices of the Sauer-Danfoss, Inc. stock, which is traded in active markets and classified as Level 1.

•                  Participant Loans:  Valued at amortized cost, which approximates fair value.  Participant loans have been classified within Level 3 because their fair value is derived from inputs that are unobservable and subject to the Plan’s assumptions.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements (continued)

3.     Fair Value Measurements (continued)

The following tables show assets measured at fair value as of December 31, 2009 and 2008 on the Plan’s statement of net assets available for benefits and the input categories associated with those assets:

Description	Level 1	Level 2	Level 3	Fair Value at December 31, 2009
Investments:
Common/collective trusts:
Stable value fund	$—	$21,763,545	$—	$21,763,545
Target date funds	—	12,242,944	—	12,242,944
Passively-managed funds	6,513,075	—	—	6,513,075
Mutual funds:
Actively-managed funds	51,056,996	—	—	51,056,996
Passively-managed funds	119,196	—	—	119,196
Sauer-Danfoss Inc. Stock Fund	4,782,192	—	—	4,782,192
Participant loans	—	—	2,763,966	2,763,966

Description	Level 1	Level 2	Level 3	Fair Value at December 31, 2008
Investments:
Common/collective trusts:
Stable value fund	$—	$25,769,494	$—	$25,769,494
Passively-managed funds	5,173,420	—	—	5,173,420
Mutual funds:
Actively-managed funds	48,123,034	—	—	48,123,034
Sauer-Danfoss Inc. Stock Fund	1,802,170	—	—	1,802,170
Life insurance fund	8,582	—	—	8,582
Participant loans	—	—	3,505,905	3,505,905

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and December 31, 2008:

Level 3 Assets

Balance, January 1, 2008	$3,151,088
Unrealized gains/(losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances, settlements, and maturities, net	354,817
Balance, December 31, 2008	$3,505,905
Unrealized gains/(losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances, settlements, and maturities, net	(741,939)
Balance, December 31, 2009	$2,763,966

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements (continued)

4.     The Trust

The fair value of investments of the Trust at December 31, 2009 and 2008 were as follows:

	2009	2008
INVESCO Stable Value Trust (2) (3)	$21,763,545	$25,769,494
Merrill Lynch Equity Index Trust XII (1) (2) (3)	6,513,075	5,173,420
Allianz NFJ Small Cap Value Fund - Institutional Class	2,701,678	2,119,987
Thornburg International Value Fund - Class R5 (2) (3)	6,315,897	4,400,107
Wells Fargo Small Cap Value (NLD) Fund - Investor Class (2)	5,313,218	3,155,232
Fidelity Equity Income Fund (3)	—	10,392,825
PIMCO Total Return Fund - Administrative Class (2) (3)	5,598,098	4,754,092
Lord Abbett Mid Cap Value Fund - Class A	2,425,460	1,989,199
American Balanced Fund - Class R4	—	9,063,389
American Growth Fund of America - Class R4 (2) (3)	11,386,038	8,861,376
Fidelity Advisor Mid Cap Fund - Class T	—	3,386,827
NTGI-QM Collective All Country World ex-US Equity - Tier M	21,303	—
Dreyfus Bond Market Index Fund - Class N	54,451	—
Eaton Vance Large Cap Value Fund - Class I (2)	12,298,174	—
Managers Times Square Mid Cap Growth Fund - Institutional Class (2)	5,018,433	—
Merrill Lynch Extended Market Index Fund - Tier V (1)	43,442	—
Schwab Indexed Retirement Trust Target Date Funds 2010	1,067,371	—
Schwab Indexed Retirement Trust Target Date Funds 2015	1,491,492	—
Schwab Indexed Retirement Trust Target Date Funds 2020	2,370,242	—
Schwab Indexed Retirement Trust Target Date Funds 2025	2,207,280	—
Schwab Indexed Retirement Trust Target Date Funds 2030	1,829,277	—
Schwab Indexed Retirement Trust Target Date Funds 2035	1,389,322	—
Schwab Indexed Retirement Trust Target Date Funds 2040	957,486	—
Schwab Indexed Retirement Trust Target Date Funds 2045	650,944	—
Schwab Indexed Retirement Trust Target Date Funds 2050	279,530	—
Sauer-Danfoss Inc. Stock Fund (1)	4,782,192	1,802,170
Life Insurance Fund Assets	—	8,582
Cash	87,331	—
Participant Loans	2,763,966	3,505,905
	$99,329,245	$84,382,605

(1) Party-in-interest of the Plan.

(2) Investments representing more than 5% of net assets available for benefits at December 31, 2009.

(3) Investments representing more than 5% of net assets available for benefits at December 31, 2008.

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements (continued)

4.     The Trust (continued)

Investment income and net realized and unrealized appreciation (depreciation) in the fair value of investments for 2009 and 2008 were as follows:

	2009	2008
Interest	$204,283	$276,858
Dividends	1,724,796	3,070,329
Net realized and unrealized appreciation (depreciation):
INVESCO Stable Value Trust	—	621
INVESCO Structured Small Cap Value Equity Trust	—	(36,696)
INVESCO 500 Index Trust	—	(908,954)
INVESCO International Equity Trust	—	(1,288,378)
Merrill Lynch Equity Index Trust XII (1)	1,398,522	(2,174,434)
Allianz NFJ Small Cap Value Fund - Institutional Class	496,011	(953,949)
Thornburg International Value Fund - Class R5	1,364,923	(1,859,235)
Wells Fargo Small Cap Value (NLD) Fund - Investor Class	1,610,289	(1,471,077)
Fidelity Equity Income Fund	2,683,455	(8,293,696)
PIMCO Total Return Fund - Administrative Class	311,657	(265,491)
Lord Abbett Mid Cap Value Fund - Class A	485,127	(1,501,089)
American Balanced Fund - Class R4	1,604,254	(3,535,513)
American Growth Fund of America - Class R4	2,716,778	(5,864,166)
NTGI-QM Collective All Country World ex-US Equity - Tier M	203	—
Dreyfus Bond Market Index Fund - Class N	(255)	—
Eaton Vance Large Cap Value Fund - Class I	(16,625)	—
Managers Times Square Mid Cap Growth Fund, Institutional Class	91,737	—
Merrill Lynch Extended Market Index Fund - Tier V (1)	1,754	—
Schwab Indexed Retirement Trust Target Date Funds 2010	(943)	—
Schwab Indexed Retirement Trust Target Date Funds 2015	455	—
Schwab Indexed Retirement Trust Target Date Funds 2020	4,507	—
Schwab Indexed Retirement Trust Target Date Funds 2025	7,988	—
Schwab Indexed Retirement Trust Target Date Funds 2030	8,374	—
Schwab Indexed Retirement Trust Target Date Funds 2035	5,889	—
Schwab Indexed Retirement Trust Target Date Funds 2040	5,665	—
Schwab Indexed Retirement Trust Target Date Funds 2045	3,925	—
Schwab Indexed Retirement Trust Target Date Funds 2050	1,962	—
Managers Special Equity Fund	—	(686,404)
Fidelity Advisor Mid Cap Fund - Class T	1,521,223	(3,733,264)
Sauer-Danfoss Inc. Stock Fund (1)	2,980,001	(1,528,417)
Loan Fund	—	(4,512)
	$19,215,955	$(30,757,467)

(1) Party-in-interest of the Plan.

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements (continued)

5.     Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time.  Upon termination of the Plan, each participant’s account shall be fully vested and nonforfeitable.

6.     Party-In-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies.  Sauer-Danfoss Inc., the Company’s parent, is a party-in-interest because Plan participants are able to invest in the Sauer-Danfoss Inc. Stock Fund.  The Trustee of the Plan is a party-in-interest because Plan participants are able to invest in certain funds offered by affiliates of the Trustee.  These transactions are exempt and are not prohibited by ERISA.

7.     Sauer-Danfoss Inc. Stock Fund — Rescission Rights

During 2007, the Company discovered that it may not have provided valid prospectus information to all potential participants in the Sauer-Danfoss Inc. Stock Fund.  The Company provided valid prospectuses in November 2007 to all participants who may not have received them previously.  The Company also communicated to affected participants their potential right to rescind certain activity within the Sauer-Danfoss Inc. Stock Fund over a one-year look back period.  During 2008, 3 participants sought rescission from the Company.  The Company contributed $24,933 to these participants’ Plan accounts during 2008 in settlement of their rescission claims.  These amounts are included in the Other Income line in the Statement of Changes in Net Assets Available for Benefits.

8.     Reductions in Workforce

During late 2008 and the first half of 2009, the Company experienced a series of layoffs at all locations and all business areas.  No facilities were closed during the first half of 2009.  On September 21, 2009, the Company announced the closing of its Lawrence, Kansas location (to occur in 2010).  In connection with these activities, effective beginning January 1, 2009, a partial plan termination occurred and continues through 2010 until the closing of the above-referenced location is complete.  Active participants in the Plan terminated during this period became fully vested in their employer contributions upon the partial plan termination.

9.     Sauer-Danfoss Inc. Stock Fund — Danfoss Tender Offer

On December 22, 2009, Danfoss A/S, majority shareholder of Sauer-Danfoss Inc., announced that through its wholly owned subsidiary, Danfoss Acquisition, Inc., its intent to launch a cash tender offer for all of the outstanding shares of common stock in Sauer-Danfoss Inc. not already owned by Danfoss and its subsidiaries.  At midnight on April 29, 2010, that offer expired without acceptance of the tendered shares, due to the minimum tender condition not being satisfied.

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

EIN: 42-1345015

PN: 003

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2009

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par, or Maturity Value	Cost	Value

	INVESCO	Stable Value Trust	$21,336,356	$21,336,356
*	Merrill Lynch	Equity Index Trust XII	5,339,539	6,513,075
	Allianz NFJ	Small Cap Value Fund - Institutional Class	2,253,962	2,701,678
	Thornburg	International Value Fund - Class R5	5,082,152	6,315,897
	Wells Fargo	Small Cap Value (NLD) Fund - Investor Class	3,840,594	5,313,218
	PIMCO	Total Return Fund - Administrative Class	5,365,568	5,598,098
	Lord Abbett Family of Funds	Mid Cap Value Fund - Class A	1,938,679	2,425,460
	American Funds	Growth Fund of America - Class R4	8,804,996	11,386,038
	Northern Trust Global Investments	International Large Cap Core Funds	21,100	21,303
	Dreyfus	Bond Market Index Fund, Class N	54,706	54,451
	Eaton Vance	Large Cap Value Fund - Class I	12,313,168	12,298,174
	Managers Times Square	Mid Cap Growth Fund - Institutional Class	4,926,019	5,018,433
*	Merrill Lynch	Extended Market Index Fund, Tier V	41,688	43,442
	Schwab	Indexed Retirement Trust Target Funds 2010	1,068,299	1,067,371
	Schwab	Indexed Retirement Trust Target Funds 2015	1,490,247	1,491,492
	Schwab	Indexed Retirement Trust Target Funds 2020	2,365,734	2,370,242
	Schwab	Indexed Retirement Trust Target Funds 2025	2,199,228	2,207,280
	Schwab	Indexed Retirement Trust Target Funds 2030	1,820,716	1,829,277
	Schwab	Indexed Retirement Trust Target Funds 2035	1,383,481	1,389,322
	Schwab	Indexed Retirement Trust Target Funds 2040	951,799	957,486
	Schwab	Indexed Retirement Trust Target Funds 2045	646,968	650,944
	Schwab	Indexed Retirement Trust Target Funds 2050	277,522	279,530
*	Sauer-Danfoss Inc.	Sauer-Danfoss Inc. Stock Fund	2,370,136	4,782,192
	Cash	Cash	87,331	87,331
	Participants	Participant Loans (4.75% to 9.75%)	—	2,763,966
			$85,979,988	$98,902,056

*	Party-in-interest

See accompanying notes.